UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 11, 2004

Xenova Group PLC
(Exact name of registrant as specified in its charter)

957 BUCKINGHAM AVENUE SLOUGH, BERKS UNITED KINDOM
(Address of principal executive offices)

000-23584
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On August 11, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated August 11, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Xenova Group PLC (Registrant)
August 11, 2004 (Date)	/s/ DANIEL ABRAMS Daniel Abrams Finance Director

Interim Results for the First Half of 2004

Slough, UK, 11 August 2004 - Xenova Group plc (London Stock Exchange: XEN; NASDAQ: XNVA) announced today its results for the six months ended 30 June 2004.

Year to Date Highlights

Development
           TransMIDTM: agreement with the FDA under the Special Protocol Assessment procedure for the revised Phase III clinical trial programme
           TransMIDTM: first patient treated in pivotal Phase III trial
           TA-CD: positive results of two dose escalation Phase II studies presented at College on Problems of Drug Dependence (CPDD) 66th Annual Meeting
           TA-NIC: successful results from a second clinical trial
           Tariquidar: Phase I paediatric study data presented at American Society of Clinical Oncology (ASCO)
           XR5944: Abstract relating to the on-going Phase I trial published at ASCO
  Commercial
           Sale of Farnham facility to Bioventix raising £0.8m ($1.4m) completed
           Extension of manufacturing contract with Pharmexa
           10 year lease agreement signed with Genzyme for Cambridge Science Park site
  Financial
           Revenue recognised in half year £3.2m ($5.8m); (2003: £4.2m ($7.5m))
           Cash and short-term deposits and investments at the half year £19.5m ($35.3m); (2003: £10.1m ($18.3m))

  David Oxlade, Chief Executive Officer said: "We are pleased with the progress made and the entry into Phase III trials of TransMIDTM for the treatment of brain cancer.  Positive results of trials with both addiction vaccines (cocaine and nicotine) have also been encouraging."

  Contacts:

  Xenova Group plc                                                                +44 (0)1753 706600
  David A. Oxlade, Chief Executive Officer
  Daniel Abrams, Finance Director
  Veronica Cefis Sellar, Head of Corporate Communications

  UK - Financial Dynamics                                                      +44 (0)20 7831 3113
  David Yates
  Ben Atwell

  US - Trout Group/BMC Communications                          +1 212 477 9007
  Media:              Brad Miles
  Investors:        Lee Stern

  Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy.  The Company has a broad pipeline of products in clinical development, including three cancer programmes:  its lead product TransMIDTM, for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications.  Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively.  Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 105 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN)
  For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

  A conference call for UK and Europe will take place today at 09:30 am UK time (10:30 European time), please contact Mo Noonan at Financial Dynamics on +44 (0)20 7269 7116 for details.

  A conference call for the US will take place today at 14.00 UK time (09:00 EST), please contact Mo Noonan at Financial Dynamics on +44 20 7269 7116 for details.

  A recording of the UK conference call will be available following the US conference call, please visit our website on www.xenova.co.uk for details on the day.  Slides for the conference calls will also be made available through our website prior to the UK conference call.
  __________________________________

  Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to integrate acquired businesses and realize cost savings from integration, and the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays in integrating acquired businesses into our group, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors.  For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission.  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
  Chairman's Statement

  The decision last year to concentrate on key prioritised programmes has been successful.  Our lead programme, TransMIDTM, received Special Protocol Assessment (SPA) approval from the US Food and Drug Administration (FDA) and the first patient was dosed shortly afterwards.  The addiction vaccines have also been progressing well, with positive initial results for both TA-CD and TA-NIC announced in the first half of the year generating interest with investors and media across both sides of the Atlantic.  Our other programmes, including the Novel DNA Targeting Agents and XR303 are advancing steadily.

  We have achieved our objectives with the on-going disposal of surplus facilities in the UK.  In January we announced the sale of part of the Farnham facility to Bioventix Limited for £0.8m ($1.4m) in cash, which was recognised in our 2003 accounts.  In April we signed a 10 year agreement with Genzyme Limited for vacant space in the 310 Cambridge Science Park site.  We continue to occupy part of the site together with the adjacent Clinical Trials Manufacturing Facility.

  This year we also held the first trans-Atlantic R&D event for Xenova to provide investors and interested parties with an in-depth review of our prioritised development programmes.  In late June we hosted an R&D meeting for US analysts and investors in New York shortly followed by an R&D meeting in London for UK analysts and investors with both meetings being well received.

  As at 30 June 2004 we employed 105 people across our sites in the UK and North America.

  Programme Update

  TransMIDTM
  On 11 May 2004 we reached an agreement with the FDA under the SPA procedure for the revised Phase III clinical trial programme proposed for TransMIDTM.

  Prior to its acquisition by Xenova, KS Biomedix Holdings plc (KS Biomedix) had obtained FDA agreement for a single Phase III clinical trial for TransMIDTM under the SPA process.  Following the acquisition of KS Biomedix, Xenova submitted a revised programme involving two smaller sequential Phase III clinical trials rather than one larger study, which has now been agreed with the FDA.  The adoption of a two study approach reduces the level of risk associated with a large single study.

  The initial Phase III clinical trial is designed to enrol 323 patients with non-resectable, progressive or recurrent Glioblastoma Multiforme (GBM) who have failed conventional therapy.  The study is a randomised, open-labelled, multi-centre trial and will compare TransMIDTM against a number of presently used chemotherapeutic agents regarded as "best standard of care" (BSC).  The 323 patients will be randomised in a 2:1 ratio of TransMIDTM:BSC across approximately 50 sites in the EU, Israel and North America.  The primary end-point is overall survival time with a planned interim analysis to be conducted after 50% of the required events have been observed.

  In an earlier, open label, Phase II study, patients receiving TransMIDTM achieved a significant increase in overall survival compared with historical survival figures.  In this study, median survival for patients receiving TransMIDTM was approximately 37 weeks.  This compares to the historical average life expectancy for these patients which is approximately 26 weeks.

  Subsequent to the SPA approval, on 7 June 2004 we announced that the dosing of the first patient in the TransMIDTM trial had taken place at the University of Utah, Huntsman Cancer Institute.

  TransMIDTM is currently licensed to Nycomed Danmark ApS in Europe, Sosei Co Ltd in Japan, Medison Pharma Ltd in Israel and Ranbaxy Laboratories Limited in India.  Xenova retains all rights to countries outside these territories including North America.

  Novel DNA Targeting Agents
  This programme involves three compounds being developed for the treatment of solid tumours.  XR11576 and XR5944 have been shown to be highly potent as cytotoxic agents in both tumour cell lines and human xenograft models and are currently in Phase I clinical trials for the treatment of a range of solid tumours.  The results of these two Phase I clinical trials are expected before the end of 2004.  The third compound, XR11612, is in pre-clinical development.

  Millennium Pharmaceuticals Inc (Millennium) and Xenova had an abstract published at ASCO in June 2004 on the on-going Phase I study of XR5944.

  Millennium holds the rights to these compounds in North America and Xenova retains the rights to the rest of the world.

  XR303
  XR303 is a radioimmunotherapy product targeted at late stage pancreatic cancer.  XR303 has completed a Phase I imaging study in patients with metastatic colorectal cancer, the results of which showed the tumours still clearly visible at eight days as a result of the radiolabelled antibody remaining bound to the tumour surface.

  A Phase I/II dose escalation study is now underway in patients with non-resectable pancreatic cancer.  This study is expected to complete in 2005.  Xenova retains all rights to XR303.

  Tariquidar
  In June 2004 the National Cancer Institute (NCI) in the US presented a poster at the ASCO conference in New Orleans on a Phase I clinical trial of tariquidar in children with solid tumours.

  The results of this study showed that tariquidar was well tolerated in children.  Of the 18 subjects enrolled, one had a complete response, one had a partial response and five had stable disease for one to eight cycles of therapy.

  In early 2004 it was also announced that the NCI had commenced exploratory Phase I/II studies with tariquidar in combination with various cytotoxic drugs.

  TA-CD
  On 14 June 2004 we announced results of two dose escalation Phase II studies of TA-CD, our therapeutic vaccine being developed for the treatment of cocaine addiction, at the CPDD 66th Annual Scientific Meeting in Puerto Rico between 12-17 June.

  Results from both studies showed that the maximum mean antibody response occurred between 70 and 90 days post vaccination, with cocaine-specific antibodies persisting for at least six months.  The authors also reported that the likelihood of using cocaine decreased in those subjects who received a more intense vaccination schedule and as a result were observed to produce higher levels of anti-cocaine antibodies.  88% of subjects from one study and 63% from the other, who did relapse within six months, reported a reduction in the euphoric effects of cocaine.

  A randomised, placebo-controlled Phase IIb study of TA-CD in 132 patients is underway with recruitment in progress.  The primary objective of this study is to determine the efficacy of TA-CD in methadone-dependent cocaine addicts seeking treatment for cocaine abuse, and to determine the appropriate end points for a Phase III trial.  The National Institute on Drug Abuse (NIDA) is supporting these studies but Xenova retains all commercial rights to TA-CD.

  TA-NIC
  Initial results of the second clinical trial of TA-NIC, our therapeutic vaccine being developed for the treatment of nicotine addiction, were announced on 14 July 2004.  These results showed that there were no drug-related serious adverse events in any of the three cohorts with minimal injection-site effects seen at the dose selected for Phase II/III studies.

  The anti-nicotine antibody responses were dose dependent and at the selected dose, an improved anti-nicotine antibody response profile was observed compared to the lowest dose tested.  The data showed that the level of anti-nicotine antibodies obtained with the chosen dose was approximately double that seen at the low dose.  There was also a faster rise and more rapid onset of anti-nicotine antibody response.

  Although not designed to test the effect of TA-NIC on smokers' quit rates, there was a clear reduction across all groups receiving the vaccine in terms of those smokers who voluntarily quit during the 12-week period or self-reported a reduction in smoking pleasure compared to those receiving the placebo.

  Final results of this study are expected by the end of 2004.  Xenova retains all commercial rights to TA-NIC.

  OX40
  OX40 is a platform technology capable of producing multiple drug candidates targeting cancer, autoimmune and other diseases where the immune system is involved.  In 2003 Imperial College demonstrated that by blocking the OX40-OX40 ligand (OX40L) interaction (down-regulation), symptoms of influenza could be alleviated without affecting the ability to clear the virus.  In contrast, the use of agents such as OX40L-IgG that bind to OX40 and up-regulate the immune response, has been shown to be effective at promoting anti-tumour responses in a number of cancer models.  Xenova retains all rights for the use of OX40 in up-regulation whilst Genentech Inc and Celltech Group plc have the rights for down-regulation.

  Corporate Events

  In June 2004, our Clinical Trials Manufacturing Facility in Cambridge, UK, (CTMF), received a Manufacturer's Authorisation - Investigational Medicinal Products from the Medicines and Healthcare products Regulatory Agency (MHRA).  This authorisation allows Xenova to manufacture and release investigational products in compliance with the new Clinical Trials Directive that came into force in May of this year.

  In July 2004 we signed an agreement with Pharmexa A/S (Pharmexa) to continue the current manufacturing campaign of their AutoVac HER-2 vaccine.  Manufacture will take place at our CTMF.  This extension enables us to manufacture additional batches of the vaccine for Pharmexa's Phase II trials in breast cancer.

  Financial Summary

  Operating Performance
  In the six months to 30 June 2004, Xenova's revenues recognised from licensing agreements, strategic partnerships and manufacturing outsourcing were £3.2m ($5.8m) (2003: £4.2m ($7.5m)).

  Revenues included £1.9m ($3.4m) recognised under the revenue recognition policy in respect of the tariquidar licensing agreement with QLT and the OX40 licensing agreement with Genentech.  As at 30 June there is no deferred revenue from QLT for the tariquidar license. £0.3m ($0.5m) was also recognised in respect of the milestone due from Nycomed for the first patient treated in the TransMIDTM trial.  Contract development revenue of £0.4m ($0.7m) arose in respect of the Millennium collaboration on the DNA Targeting Agents and manufacturing revenue was £0.6m ($1.1m).

  Net operating expenses in the period to 30 June 2004 were £11.3m ($20.5m) (2003: £12.6m ($22.7m)).  Excluding the exceptional reorganisation costs to 30 June 2003 of £2.0m ($3.6m) and the impact of increased goodwill amortisation charges in 2004, net operating expenses in the period to 30 June 2004 increased 4% compared to the prior year.

  Total research and development expenditure for the six months to 30 June 2004 was £7.7m ($14.0m), 5% less than the prior year (£8.1m ($14.7m)).  Expenditure was incurred primarily in respect of the TransMIDTM programme, the Phase I/II dose escalation trial of XR303, and the Vaccines of Addiction programmes including the second Phase I study in TA-NIC.  The development costs under the Millennium license agreement of £0.4m ($0.7m) have been recovered as in previous periods.

  Total administrative expenditure for the six months to 30 June 2004 of £3.9m ($7.1m) (2003: £4.7m ($8.5m)) included £1.1m ($2.1m) in respect of goodwill amortisation related to the acquisitions of Cantab and KS Biomedix.  Administrative expenses, excluding the amortisation of goodwill, were £2.8m ($5.1m) (2003: £2.0m ($3.6m)).  The subletting of vacant space in Slough and Cambridge reduced net expenses in the period by £0.3m ($0.6m) (2003: £0.2m ($0.4m)).

  The increase in investment income recorded for the six months compared with the prior year reflects the higher average cash and liquid resources balances held following the fundraising in December 2003.  The R&D tax credits recoverable for the six months have increased to reflect the impact of the KS Biomedix acquisition and the revised impact of the reorganisation announced in June 2003.

  Cash outflow before financing and movements in liquid resources in the six months to 30 June 2004 of £7.3m ($13.2m) has decreased 26% from the prior year (£9.9m ($18.0m)) partly as a result of the cost savings made during 2003 both before and after the KS Biomedix acquisition and partly because the reorganisation costs of £1.0m ($1.8m) were incurred in 2003.  Cash outflow also includes significant expenditure on the commencement of Phase III clinical trials of TransMIDTM.

  The net loss per share in the six months to 30 June 2004 was 1.6p (2003: 4.5p).

  Treasury
  Cash, short-term deposits and investments at 30 June 2004 totalled £19.5m ($35.3m) (2003: £10.1m ($18.3m)).  Of this balance, cash was £3.1m ($5.6m) and short-term deposits and investments were £16.4m ($29.7m) at 30 June 2004 (2003: cash £0.4m ($0.7m), short-term deposits and investments £9.7m ($17.6m)).

  Included in short-term deposits and investments is an investment in Cubist Pharmaceuticals Inc, which at 30 June 2004 was valued at £0.4m ($0.7m) (2003: £0.6m ($1.1m)).

  Share capital
  The number of shares in issue stood at 431.5 million as at 30 June 2004 (2003: 174.5 million).

  During the half year 2,195 million deferred shares were cancelled and their value of £21.9m ($39.7m) credited to a special reserve.

  The Directors do not propose an interim dividend for 2004 (2003: nil).

  Consolidated Profit and Loss Account (unaudited)
  for the six months ended 30 June 2004

	Notes	Unaudited Six months ended 30 June 2004 $000	Unaudited Six months ended 30 June 2004 £000	Unaudited Six months ended 30 June 2003 £000	Audited Year ended 31 December 2003 £000

Turnover (including share of joint ventures)		5,890	3,254	4,158	7,710
Less: share of joint ventures revenue		(103)	(57)	(5)	(11)
Turnover		5,787	3,197	4,153	7,699

Operating expenses
Research and development costs		(13,989)	(7,729)	(8,104)	(15,072)

Administrative expenses Administrative expenses: exceptional reorganisation costs Administrative expenses: amortisation of goodwill	2	(5,097) - (2,035)	(2,816) - (1,124)	(2,034) (2,036) (584)	(4,748) (3,161) (1,486)
Total administrative expenses		(7,132)	(3,940)	(4,654)	(9,395)

Other operating income		586	324	198	449

Total net operating expenses		(20,535)	(11,345)	(12,560)	(24,018)

Group operating loss		(14,748)	(8,148)	(8,407)	(16,319)

Share of operating (loss) of joint ventures		(47)	(26)	(114)	(213)

Total operating loss: Group and share of
joint ventures		(14,795)	(8,174)	(8,521)	(16,532)

Investment income		776	429	265	385
Amounts written (off)/back on investments	3	(99)	(55)	126	189

Loss on ordinary activities before taxation		(14,118)	(7,800)	(8,130)	(15,958)

Tax on loss on ordinary activities	4	1,328	734	307	954

Loss on ordinary activities after taxation	5	(12,790)	(7,066)	(7,823)	(15,004)

Loss per share (basic and diluted)		(3.0c)	(1.6p)	(4.5p)	(7.1p)

Shares used in computing net loss per share (thousands)		431,522	431,522	174,534	212,437

  US Dollar amounts have been translated at the closing rate on 30 June 2004 (£1.00: $1.81) solely for information.

  Statement of Total Recognised Gains and Losses (unaudited)
  for the six months ended 30 June 2004

	Unaudited Six months ended 30 June 2004 $000	Unaudited Six months ended 30 June 2004 £000	Unaudited Six months ended 30 June 2003 £000	Audited Year ended 31 December 2003 £000

Loss attributable to Xenova Group plc	(12,743)	(7,040)	(7,719)	(14,818)
Loss attributable to joint ventures	(47)	(26)	(104)	(186)
	(12,790)	(7,066)	(7,823)	(15,004)

Translation difference	(311)	(172)	(2)	228
Total recognised gains and losses in the period	(13,101)	(7,238)	(7,825)	(14,776)

  US Dollar amounts have been translated at the closing rate on 30 June 2004 (£1.00: $1.81) solely for information.
  Consolidated Balance Sheet (unaudited)
       as at 30 June 2004

	Notes	Unaudited As at 30 June 2004 $000	Unaudited As at 30 June 2004 £000	Unaudited As at 30 June 2003 £000	Audited As at 31 December 2003 £000

Fixed assets
Intangible assets		32,752	18,095	9,642	19,272
Tangible assets		13,399	7,403	5,131	7,858

Investment in joint ventures:
Share of gross assets		143	79	138	137
Share of gross liabilities		(119)	(66)	(116)	(98)
		24	13	22	39

		46,175	25,511	14,795	27,169
Current assets
Work in progress		1,461	807	-	662
Debtors		7,734	4,273	3,620	3,669
Short-term deposits and investments		29,662	16,388	9,650	15,437
Cash at bank and in hand		5,662	3,128	429	12,070
		44,519	24,596	13,699	31,838

Creditors: amounts falling due within one year	7	(12,163)	(6,720)	(8,170)	(7,143)

Net current assets		32,356	17,876	5,529	24,695

Total assets less current liabilities		78,531	43,387	20,324	51,864

Creditors: amounts falling due after more than one year		(1,475)	(815)	-	(1,766)

Provisions for liabilities and charges		(2,554)	(1,411)	(918)	(1,764)

Total net assets		74,502	41,161	19,406	48,334

Capital and reserves

Called up share capital	8	7,812	4,316	17,454	26,264
Shares to be issued		11,723	6,477	-	6,483
Share premium account		176,909	97,740	80,831	97,827
Merger reserve		55,859	30,861	27,218	30,859
Special reserve	8	39,728	21,949	-	-
Other reserves		31,364	17,328	17,902	17,328
Profit and loss account		(248,893)	(137,510)	(123,999)	(130,427)

Shareholders' funds	5	74,502	41,161	19,406	48,334

  US Dollar amounts have been translated at the closing rate on 30 June 2004 (£1.00: $1.81) solely for information.

  Consolidated Cash Flow Statement (unaudited)
  for the six months ended 30 June 2004

	Notes	Unaudited Six months ended 30 June 2004 $000	Unaudited Six months ended 30 June 2004 £000	Unaudited Six months ended 30 June 2003 £000	Audited Year ended 31 December 2003 £000

Net cash outflow from operating activities	6	(15,286)	(8,445)	(9,294)	(17,837)
Returns on investments and servicing of finance
Interest received		594	328	263	346
Interest element of finance lease rental payments		-	-	(2)	(4)
Net cash inflow from returns on investments and servicing of finance		594	328	261	342

Taxation		1,910	1,055	-	2,608

Capital expenditure and financial investment
Purchase of tangible fixed assets		(478)	(264)	(276)	(700)
Purchase of intangible fixed assets		-	-	(622)	(622)
Sale of Farnham site tangible and intangible assets		-	-	-	(800)
Sale of other tangible fixed assets		34	19	-	265
Net cash outflow from capital expenditure and financial investment		(444)	(245)	(898)	(257)

Acquisitions and disposals
Purchase of subsidiary undertaking		-	-	-	(605)
Cash at bank and in hand acquired with subsidiary		-	-	-	1,444
Net cash inflow from acquisitions		-	-	-	839

Management of liquid resources
(Increase)/decrease in short-term deposits		(1,819)	(1,005)	7,061	3,696
Proceeds on sale of current asset investments		-	-	-	189
Net cash inflow from management of liquid resources		(1,819)	(1,005)	7,061	3,885

Net cash outflow before financing		(15,045)	(8,312)	(2,870)	(10,420)

Financing
Issue of ordinary share capital		-	-	680	21,785
Expenses on issue of shares		(796)	(440)	(10)	(1,894)
Repayment of secured loans		(326)	(180)	-	(4)
Capital element of finance lease rental payments		(18)	(10)	(3)	(29)
Net cash inflow from financing		(1,140)	(630)	667	19,858

(Decrease)/increase in cash during the period		(16,185)	(8,942)	(2,203)	9,438

  US Dollar amounts have been translated at the closing rate on 30 June 2004 (£1.00: $1.81) solely for information.

  Reconciliation of Net Cash Flow to Movement in Net Funds (unaudited)
  for the six months ended 30 June 2004

	Unaudited Six months ended 30 June 2004 $000	Unaudited Six months ended 30 June 2004 £000	Unaudited Six months ended 30 June 2003 £000	Audited Year ended 31 December 2003 £000

(Decrease)/increase in cash during the period	(16,185)	(8,942)	(2,203)	9,438

Repayment of secured loans	326	180	-	4
Capital element of finance lease payments	18	10	3	29
Change in liquid resources	1,819	1,005	(7,061)	(3,507)
Change in net funds resulting from cash flows	(14,022)	(7,747)	(9,261)	5,964

Liquid resources acquired with KS Biomedix Holdings plc	-	-	-	2,557
Secured loans acquired with KS Biomedix Holdings plc	-	-	-	(196)
Finance leases acquired with KS Biomedix Holdings plc	-	-	-	(63)
Movement in value of current asset investments	(99)	(55)	126	(189)
Translation difference	5	3	-	6
Change in net funds	(14,116)	(7,799)	(9,135)	8,079

Net funds at 1 January	49,400	27,293	19,214	19,214
Net funds at 30 June/31 December	35,284	19,494	10,079	27,293

  US Dollar amounts have been translated at the closing rate on 30 June 2004 (£1.00: $1.81) solely for information.

  Notes to the Interim Statement

  1          Basis of preparation

  These unaudited interim statements, which have been approved by the Board, do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2003 Annual Report and Accounts.  The 2003 Annual Report and Accounts received an unqualified auditor's report, did not include a statement under section 237(2) or (3) of the Companies Act 1985 and have been delivered to the Registrar of Companies.

  There have been no changes to the Group's accounting policies in 2004.

  2          Exceptional reorganisation costs

  Included in administrative expenses, within exceptional reorganisation costs, is £nil (six months to 30 June 2003:  £2,036,000, year to 31 December 2003:  £2,033,000) in respect of severance payments and a vacant leasehold provision.

  3          Amounts written (off)/back on investments

  The £55,000 written off on investments reflects the unrealised loss on the Group's holding of 65,168 Cubist Pharmaceuticals Inc, shares following a decrease in the listed market price since 31 December 2003.

  4          Taxation

  The Group has recognised the R&D tax credit in respect of the first half of the year that will be received in 2005.  The Group has not recognised any deferred tax assets or liabilities in the period.

  5          Reserves and reconciliation of movements in shareholders' funds

	Unaudited Six months ended 30 June 2004 £000	Unaudited Six months ended 30 June 2003 £000	Audited Year ended 31 December 2003 £000

At start of period	48,334	26,510	26,510

Shares issued and to be issued in respect of acquisition	-	-	16,518

Proceeds of share issues (net of issue costs)	-	680	20,082

Expenses on issue of shares	(90)	(10)	-

Credit for share options and deferred bonus share awards	155	51	-

Loss for the period	(7,066)	(7,823)	(15,004)

Other recognised gains and losses	(172)	(2)	228

At end of period	41,161	19,406	48,334

  6          Reconciliation of operating loss to net cash outflow from operating activities

	Unaudited Six months ended 30 June 2004 £000	Unaudited Six months ended 30 June 2003 £000	Audited Year ended 31 December 2003 £000

Group operating loss	(8,148)	(8,407)	(16,319)

Depreciation	491	638	1,211

Amortisation	1,177	609	1,589

Profit on disposal of tangible fixed assets	(19)	-	(638)

Increase in work in progress	(145)	-	(662)

Increase in debtors	(824)	(156)	(143)

Increase/(Decrease) in creditors (excluding deferred license fees)	847	(2,122)	(1,541)

Decrease in deferred license fees	(1,626)	(804)	(3,086)

(Decrease)/Increase in provision for liabilities and charges	(367)	906	1,752

Charge for long term incentive scheme	169	42	-

Net cash outflow from operating activities	(8,445)	(9,294)	(17,837)

  Cashflow in respect of exceptional reorganisation costs was £nil (2003: £1,001,000).

  7          Deferred license fees

  Included in Creditors is £1,318,000 (30 June 2003: £4,923,000, 31 December 2003: £2,944,000) in respect of deferred license fees.

  8          Share capital

  In March 2004, the High Court approved a capital reduction, resulting in the cancellation of the 2,195 million deferred shares arising from the capital reorganisation approved in December 2003.  On cancellation, the value of the deferred shares, of £21.9 million, was credited to a special reserve as instructed by the court.

  9          Going concern

  Xenova expects to absorb cash until products are commercialised.  The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources in order to enable it to continue operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.
  Independent review report to Xenova Group plc

  Introduction
  We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, the statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and the related notes.  We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

  Directors' responsibilities
  The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

  The maintenance and integrity of the Xenova Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.  Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

  Review work performed
  We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.  This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

  Review conclusion
  On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

  PricewaterhouseCoopers LLP
  Chartered Accountants
  Uxbridge

  11 August 2004